Novartis to Acquire Remaining Interest in SyStemix

BASEL, Switzerland, and PALO ALTO, Calif., Jan. 13 /PRNewswire/ -- Novartis and Systemix Inc announced today that they had entered into a definitive agreement for Novartis to acquire all the issued and outstanding shares of common stock it does not already own in SyStemix for USD 19.50 per share in cash. The offer price represents a 77% premium over the closing price of USD 11.00 per share on May 23, 1996, the last full trading day prior to Novartis' original offer to acquire SyStemix for USD 17.00 per share.

The transaction was approved by SyStemix' independent directors as well as by the board of directors (with the directors designated by Novartis abstaining).

Dr. Daniel Vasella, President and Head of the Executive Committee of Novartis, commented: "Novartis and SyStemix are engaged in promising discovery activities in the development of cell and cell based gene therapies for cancer, AIDS, autoimmune and genetic diseases. With SyStemix fully integrated into Novartis, I am confident that we will accelerate the pace of our cutting-edge work with hematopoietic stem-cell technology."

"This is a very positive event for SyStemix," said Dr. John J. Schwartz, President and CEO of SyStemix. "The outstanding promise of SyStemix' technology can be realized more broadly and rapidly as part of Novartis."

Novartis currently owns 10,610,099 shares of SyStemix common stock, which, on October 31, 1996, represented 73.2% of the issued and outstanding shares. Under the agreement, it will commence a tender offer to acquire the SyStemix shares on or prior to January 17, 1997. Novartis may not purchase shares in the tender offer without the consent of the independent directors unless a majority of the shares Novartis does not already own is validly tendered and not withdrawn in the tender offer. The tender offer will be subject to other customary conditions.

All shares not purchased in the tender offer will be converted into the right to receive USD 19.50 per share in a second-step merger to be consummated as soon as practicable after the tender offer.

Lehman Brothers Inc. acted as financial advisor to SyStemix. Morgan Stanley & Co. Incorporated acted as financial advisor to Novartis.

SyStemix, Inc., based in Palo Alto, California, is a biotechnology company leading in the development of therapies for major disorders of the blood and immune system based on the use of isolated, expanded and gene-modified human hematopoietic stem cells.

Headquartered in Basel, Switzerland, Novartis is a world leader in Life Sciences committed to the research and development of innovative products and services. In 1995, its annual investment in healthcare research and development was more than CHF 2 billion, the largest in the healthcare industry. SOURCE SyStemix, Inc.